SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



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                              TAT Technologies Ltd.

6-K Items

     1. Press release re TAT Technologies Reports Third Quarter 2005 Results dated November 29, 2005.

                                                                          ITEM 1

Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Reports Third Quarter 2005 Results

Tuesday November 29, 9:31 am ET

GEDERA, Israel, November 29 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ/NMS: TATTF - News), which is engaged in the manufacture, repair and overhaul of heat transfer equipment and other various accessories mainly in aircraft, reported today a net profit of $859,919 on sales of $14,403,370 gained in the third quarter ended September 30, 2005 compared to a net profit of $1,011,563 on sales of $ 8,411,778 for the same period of 2004.

For the first nine months the company reported a net profit of $2,546,532 on sale of 31,753,490 compared to a net profit of $2,833,229 on sale of $25,172,455 for the same period of 2004.

Sales for the third quarter increased by 71.2% compared to the same quarter last year due to the acquisition of Piedmont as of July 1, 2005. The net profit of the company before tax is $1,353,898 compared to 1,308,765 for the same period of 2004.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as APU's, Landing Gears, Propellers, pumps, valves, Power Systems, Turbines, etc.

                              TAT TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (Amounts in Thousands U.S $, Unaudited)



                                Nine Months Ended  Three Months Ended

                                  September 30        September 30
                                 2004      2005      2004      2005

                                  ($)       ($)       ($)       ($)
    Revenues                      25,172    31,753     8,412    14,403
    Gross Profit                   8,655     9,618     2,690     3,842
    R&d Expenses                      98        54        29        15
    Other Income                      47       212        14        72
    Income from Operations         4,153     4,126     1,309     1,354
    before Income Taxes
    Income Tax                     1,320     1,579       297       494
    Net Income                     2,833     2,547     1,012       860
    Earnings Per Share            $ 0.56    $ 0.42    $ 0.17    $ 0.14
    Weighed Average Shares     5,058,928 6,042,671 6,042,671 6,042,671
    Outstanding


    AT THE COMPANY:

    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                               (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: November 29, 2005